Exhibit 99.2

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended December 31, 2013 of Thomson Reuters Corporation of our report dated March 12, 2014 relating to the consolidated financial statements and the effectiveness of internal control over financial reporting, which appears in Exhibit 99.1 incorporated by reference in this Annual Report.

We also consent to the incorporation by reference in the Registration Statements on Form F-10 (No. 333-194424), Form S-8 (No. 333-188914), Form S-8 (No. 333-12284), Form S-8 (No. 333-126782), Form S-8 (No. 333-135721), Form S-8 (No. 333-152029), Form S-8 (333-162035) and Form F-3 (No. 333-150560) of our report referred to above.

We also consent to the reference to us under the heading “Interest of Experts” in Exhibit 99.1 incorporated by reference in this Annual Report.

PricewaterhouseCoopers LLP
New York, New York
March 12, 2014